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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549
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                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              For September 8, 2006

                         COMMISSION FILE NUMBER 5-59311

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                            DIALOG SEMICONDUCTOR PLC
                 (Translation of registrant's name into English)
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                                 Neue Strasse 95
                     D-73230 Kirchheim/Teck-Nabern, Germany
                     (Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes [ ]             No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes [ ]             No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__


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

      Dialog Semiconductor Plc.: Dialog Semiconductor and BSQUARE Announce
                  Partnership For Windows Mobile Based Devices

    KIRCHHEIM/TECK, Germany--(BUSINESS WIRE)--Sept. 8, 2006--Dialog Semiconductor Plc (NASDAQ: DLGS, FWB: DLG) and BSQUARE (Nasdaq: BSQR) have signed a joint technology partnership agreement to develop, market and deliver fully proven mobile applications reference boards for developers and manufacturers of smart phones, personal digital assistants, global positioning systems and other portable applications. The partnership combines BSQUARE's expertise in developing embedded software solutions and reference designs with Dialog's leading-edge power management and audio integrated SoC (system-on-chip) technology for wireless products to allow customers to take advantage of opportunities available from the latest generation of mobile applications processors such as Intel's Monahans device.
    The first product from the partnership is expected to deliver a fully working reference design in Q4 2006 based on Intel's Monahans processor, Dialog's recently launched DA9034 power management and audio controller chip, and associated WinCE drivers. The most significant benefit to customers of this solution is the high level of integration that significantly reduces the bill-of-materials (BoM) and the speed with which customers will be able to develop a working design based on the Monahans mobile processor. In addition, customers will be able to get full hardware and software support for their system from a single supplier.
    Jalal Bagherli, CEO of Dialog Semiconductor, said, "This partnership will strengthen our position in the growing Windows mobile based wireless and hand-held products market. While developers already have access to the individual elements of the system, one of the key challenges to date has been the ability to quickly put together a working system combining all these elements, along with a complete set of WinCE drivers. With BSQUARE's great track record in delivering embedded software solutions to Windows embedded and Windows mobile device makers, and proven experience in designing with Intel's Monahans processor, we'll be able to quickly deliver fully working reference designs to customers developing mobile products."
    Pawan Gupta, VP products and marketing for BSQUARE, added, "We are excited by the opportunities that will result from this partnership. By partnering with industry experts such as Dialog, we increase the value of our Devkit product for Monahans to the Windows CE general embedded market. The key to what we can jointly offer is higher system integration, lower cost and faster time-to-market. Thanks to Dialog's highly integrated power management and audio SoC, we'll be able to significantly reduce the BoM, because we previously had to implement many of the functions that are available on the DA9034 with many discrete components. We expect to see an increase in potential design wins as a result of offering a complete, fully working reference design."
    The two companies will jointly market the reference design, which is designed to show how Dialog's DA9034 power management and audio IC works with Intel's Monahans processor and associated WinCE drivers.
    The DA9034 is a very sophisticated analog baseband system-on-a-chip and incorporating full integrated audio sub-system, significantly reducing the number of ICs required in a system and reducing PCB area by more than half. It is the most highly integrated power and audio controller to support applications processors in 90nm technologies and below. The IC connects directly to the battery, providing complete control of all power management, battery charging, audio (stereo audio playback, microphone, loudspeaker and handsfree functions), white and general purpose LED drivers, USB interface and many other functions that need to be controlled in a portable multimedia device.

    Information about Dialog Semiconductor

    Dialog Semiconductor develops and supplies power management, audio and display technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB:
DLG) and on the NASDAQ (DLGS) exchanges.

    Information about BSQUARE

    BSQUARE is a solution provider to the global embedded device community. Since 1994, BSQUARE has completed hundreds of successful projects and is a trusted partner to smart device makers worldwide. Our teams collaborate at any stage in device development with a portfolio including software and hardware development, systems integration services, reference designs, board support packages, middleware, and applications. As a full service provider, BSQUARE also offers Windows Embedded licensing expertise. For more information about BSQUARE, visit its website at www.bsquare.com

Contact
Dialog Semiconductor
Neue Strabe 95, D-73230 Kirchheim/Teck
Telefon  +49-7021-805-412
Fax  +49-7021-805-200
E-mail   dialog@fd.com
Internet www.dialog-semiconductor.com

James Melville-Ross
Financial Dynamics
Telefon +44 207 831 3113




Language:     English
Issuer:       Dialog Semiconductor Plc.
              Neue Strasse 95
              73230 Kirchheim/Teck-Nabern Deutschland
Phone:        +49 7021 805-0
Fax:          +49 7021 805-100
E-mail:       martin.kloeble@diasemi.com
WWW:          www.diasemi.com
ISIN:         GB0059822006
WKN:          927200
Indices:      MIDCAP, PRIMEALL, TECHALLSHARE
Listed:       Geregelter Markt in Frankfurt (Prime Standard);
              Freiverkehr in Berlin-Bremen, Dusseldorf, Stuttgart,
              Munchen, Hamburg; Foreign Exchange(s) Nasdaq


    CONTACT: Dialog Semiconductor Plc
             Birgit Hummel, +49 7021-805 412
             birgit.hummel@diasemi.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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                                                      DIALOG SEMICONDUCTOR PLC
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Date   September 8, 2006                              By /s/ Jalal  Bagherli
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                                                      Dr. Jalal Bagherli
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                                                      Executive Director and CEO
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